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Exhibit 12.1

PACWEST BANCORP AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Quarter Ended March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
	(dollars in thousands)
Earnings (loss) before income taxes	$1,885	$(707,976)	$152,770	$127,368	$85,491	$60,659
Add fixed charges	15,904	73,063	90,001	63,079	25,419	16,814

Earnings (loss) before fixed charges and income taxes	$17,789	$(634,913)	$242,771	$190,447	$110,910	$77,473

Fixed charges	$15,904	$73,063	$90,001	$63,079	$25,419	$16,814
Preferred dividends	—	—	—	—	—	—

Fixed charges and preferred dividends	$15,904	$73,063	$90,001	$63,079	$25,419	$16,814

Deficiency amount	$—	$707,976	$—	$—	$—	$—

Ratio of earnings to fixed charges	1.12	N.M.	2.70	3.02	4.36	4.61

Ratio of earnings to fixed charges and preferred dividends	1.12	N.M.	2.70	3.02	4.36	4.61

N.M.
Not meaningful.

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  Exhibit 12.1
PACWEST BANCORP AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends